FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NBG Group

H1 2010 results

•	Net profits in H1 10 reached €146 million.

•	Net Interest Income at €2 075 million in H1 10 (+8% yoy) and Net Interest Margin steady at 4%.

•	The provision coverage ratio stands at 63% after increased provisions totalling €649 million, +31% yoy.

•	High levels of liquidity: Group loan-to-deposit ratio at 103% and Greece at 90%.

•	Robust capital adequacy ratio (Tier I) at 10.7%.

•	Greece:	-	Core income remains high at €1,451 million, +3% yoy.

		-	Losses total €159 million compared with profits of €426 million in H1 09.

		-	Bond portfolio losses total -€249 million compared with +€272 million profit in H1 09.

		-	Provision charge increase by 55% to €467 million.

•	Finansbank:	-	Net profit in H1 10: €251 million (+8% yoy).

		-	Dynamic growth in business: +25% in lending and +29% in deposits on an annual basis.

•	SE Europe:	-	Profit before provisions in H1 10: €150 million (+12% yoy).

		-	Net profit in H1 10: €50 million (-11% yoy).

****

Buffeted by an exceptionally adverse economic environment, extraordinary tax charges and substantial losses incurred from the fall in the price of Greek sovereign bonds, the NBG Group nevertheless succeeded in posting profitability in the first half of this extremely difficult year, maintaining strong liquidity and robust capital adequacy while fortifying its balance sheet with higher provisions in the face of a deteriorating asset quality picture in Greece.

This performance is the result of the Group’s strong core profitability before provisions and trading losses, in Greece and abroad. Within an environment of widespread uncertainty, the Group’s core profitability grew by 6%, fully absorbing extraordinary tax charges, mark-to-market valuation losses and record high provisions.

Under these conditions, the resilience of NBG’s core sources of profitability in Greece, coupled with the ongoing dynamic growth of Finansbank in Turkey and the stabilization of the economies of SE Europe, improves the outlook for profitability in the rest of the year.

The Group performance during the recent Pan-European stress tests demonstrates that our strong capital base can absorb even the most severe credit losses and a further deterioration in the macroeconomic fundamentals of the country. Even so, the situation allows no room for complacency. As such, the preservation of sufficient liquidity reserves and the bolstering of our capital base remain top priorities. The recent successful issuance of a €450 million 10 year subordinated note — the first since the crisis began — represents a step in this direction.

Without underestimating the difficulties or the magnitude of the challenges ahead, the first positive indications of the deployment of the fiscal adjustment measures and structural reforms and the positive response of the international community to these allow us to expect that during the rest of the year the extreme conditions seen in the first half of the year, with their inevitable impact on the banking sector, will not recur.

Athens, 27 August 2010

Apostolos Tamvakakis

Chief Executive Officer

Group net profit for the first half of 2010 stood at €146 million, burdened by extraordinary tax charges, mark-to-market valuation losses in the Greek sovereign bond portfolio, and continued high provisions for NPLs.

In this particularly difficult period, NBG succeeded in boosting its profitability before provisions and trading results by +6% and, notably, maintaining strong liquidity and robust capital adequacy, while buttressing its balance sheet with higher provisions, which increased to €649 million, up by +31% yoy.

Group net profit in Q2 10 amounted to €125 million compared with €21 million in Q1, as a result of the reduction in trading losses and the absence of one-off taxes that burden Q1.

The sustained core profitability before provisions and trading losses of banking business in Greece and the geographical diversity of the Group’s income sources reflect the soundness of our business model, even in periods of crisis. Specifically:

•                      Group income (excluding trading income) grew by +6% mainly due to interest income (+8% yoy).

•                      Net interest margin remained near the level of 4%, despite competitive pressure on the pricing of deposits.

•                      Operating expenses grew by 6% yoy, but declined relative to the 2009 average by 2%, reflecting the fact that over the past 3 quarters operating expenses have been kept firmly under control.

The Group’s performance by geography was as follows:

•                      Greece: Losses stemming from our business in Greece totalled €159 million, reflecting extraordinary tax charges of €93 million (extraordinary tax charge for 2009 and an extraordinary retroactive tax charge for 2009 on income from bonds) and, in particular, losses incurred in the bond portfolio amounting to €249 million (compared with gains of €272 million in H1 09). The H1 results for Greece were also affected by the 55% increase in provision charges for loan impairments, reaching €467 million (compared with €301 million in H1 09). Nevertheless, core income (before tax, provisions and trading income) grew by 4% yoy, reflecting the resilience of the Bank’s sources of profitability despite the sharp slowdown in economic activity.

•                      Turkey: Continuing their positive trajectory, the net profits of Finansbank in H1 10 amounted to €251 million (TRY507 million), up 8% yoy. On a quarterly basis, Finansbank maintained its record performance of Q1 10 (TRY253 million), demonstrating yet again the bank’s positive dynamic.

•                      SE Europe: In spite of high provisions and the effects of the crisis, the Group continued to post profitability in all the SE European countries. The net profit of our SE European units amounted to €50 million, down 11% yoy due to higher provisions, which totalled

€96 million (+31% yoy). Profit before tax and provisions stood at €150 million, up 12% yoy.

Loan book quality

The performance described above was achieved within a particularly adverse environment that continues to impact the banking sector negatively, particularly in Greece, burdening the quality of banks’ loan books.

The Group’s ratio of NPLs to total loans stood at 6.4% at the end of Q2 10, while loans in arrears amounted to 7.4% of the total loan book. It is notable that in Turkey over the course of the past three quarters NPL growth has decelerated, with the NPL ratio falling to 5.6% compared with 5.7% in Q1 10.

The Group made provisions of €649 million in H1 10 (of which €335 million in Q2) compared with €494 million (+31%) in H1 09. Accordingly, accumulated provisions now amount to €3.1 billion, i.e. 4.1% of the Group’s aggregate lending. The provision of NPLs steady at 63%, before, of course, taking into consideration the various forms of associated collateral.

Greece: Loan growth despite the recession

Net loan growth in Greece amounted to €2.7 billion, up 6% yoy, bringing the total value of the loan book to €51.3 billion, reflecting the Bank’s commitment to supporting businesses and households during these extremely stressed times for the Greek economy. Over the course of the past 12 months, despite the slowdown in economic activity and the concomitant decline in demand for loan products, NBG’s growth in lending was double the market average.

Mortgage lending and lending to businesses are the key components in the effort to strengthen financing to the economy. Specifically:

•                      Mortgage lending posted growth of +6% yoy to €20.9 billion.

•                      Disbursements of new mortgages in H1 10 amounted to €971 million, accounting for 28% of total market disbursements, boosting NBG’s market share yet further to 25.3%.

•                      Consumer lending (including credit cards) grew by +4% yoy, despite the sluggish market for consumer loans in Greece.

•                      Lending to SMEs totalled €4.4 billion at the end of H1 10, the same level as a year previously, despite the very substantial pressure on the sector in Greece.

•                      Last, NBG’s lending to large and medium-sized enterprises expanded by 7% yoy, growing at a rate of around 8% on an annualized basis, to €18.8 billion.

The continued negative macroeconomic environment in Greece and the shrinking liquidity of households and businesses led to a 6% contraction in the Bank’s deposits during the first half of the year. However, the impact of the general downward trend in deposits in Greece was clearly less severe for NBG than the rest of the market, enabling it to enhance its market share of savings deposits by a further 1.5 percentage points in H1 10 to 33.4% from 31.9%, reflecting the confidence it enjoys among its customers.

The Bank continues to possess substantial assets eligible as collateral for future issues of covered bonds, providing the Group with the flexibility to raise liquidity through the ECB’s main refinancing operations. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is just 90%) is a key competitive advantage for the Bank at the present juncture when Greek banks are hard pressed to access the international money markets.

Finansbank: pursuing a dynamic growth trajectory

In H1 10, the net profit of Finansbank grew by 8% yoy to €251 million (TRY507 million).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank’s activities and results. Specifically:

•                  Net interest income grew by 7% yoy to €520 million (TRY 1,050 million).

•                  Finansbank’s cost containment measures succeeded in keeping growth in operating expenses in line with inflation (9%), in contrast with H1 09. The efficiency (cost/income) ratio stood at 43%, a level that ranks the bank among the most efficient internationally.

In June 2010, Finansbank’s total lending amounted to TRY28.5 billion (€14.7 billion), up 25% yoy, outperforming our forecasts. This performance underscores the positive course of the Turkish economy and bodes well for the continued growth of our subsidiary.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate (+30% since H1 09). Total retail lending at June 2010 amounted to TRY14.3 billion (€7.4 billion). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Finansbank’s mortgage lending amounted to TRY5.6 billion (€2.9 billion) compared with TRY4.5 billion at end-June 2009, up 24%. Its market share of mortgage lending in Turkey stood at 10.4% compared with 10.6% at end-June 2009.

•                      Consumer credit amounted to TRY3.3 billion (€1.7 billion) compared with TRY2.3 billion in H1 09, up 45%. Accordingly, Finansbank’s market share of consumer credit rose to 4.8% from 3.5% at end-June 2009.

•                      Credit card outstandings grew by 28% to TRY5.4 billion (€2.8 billion), compared with TRY4.3 billion at end-June 2009. Accordingly, Finansbank’s share of the respective market at end-June 2010 stood at 12% compared with 11.1% a year earlier.

In H1 10, Finansbank’s business lending totalled TRY14.2 billion (€7.3 billion), growing by more than 20% on an annual basis, reflecting the general improved business climate in the country.

NPLs represented 5.6% of the total loan book of Finansbank at the end of the H1 10, showing an improvement on the end of 2009, reflecting both the recovery of the Turkish economy and the drastic deceleration in the rate of new loan defaults. Similarly, improved loan recovery performance (in combination with the decline in new defaults) led to a 21% quarter-on-quarter drop in the level of provisions.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased 29% over the course of the past 12 months. Deposits in local currency presented particularly substantial growth of 49% yoy. In June 2010, the bank’s loan-to-deposit ratio stood at 128%, with deposits comprising the main source of funds for its operations.

SE Europe: Solid core profitability

Net profit from business in SE Europe amounted to €50 million in H1 10 compared with €56 million a year earlier, burdened by high provisions, which totalled €96 million.

Profit before provisions totalled €150 million compared with €134 million in H1 09. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income — at the same levels as in the previous year — managed to absorb the higher provisions for bad and doubtful debt.

Operating expenses in SE Europe continue to be under firm control, posting an increase of just 1% yoy. The cost/income ratio stood at 46% compared with 49% in H1 09.

Total lending in SE Europe amounted to €7.8 billion, posting a small decline of 4% relative to H1 09 (€8.2 billion).

Total deposits stood at €4.5 billion, up 4% yoy. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 17 percentage points within one year. This performance serves to confirm our projections that in the medium term our subsidiaries in the region should become practically self-financing.

The quality of the loan book in SE Europe reflects the general market environment, and particularly that of Bulgaria, with loans in arrears representing 10.6% of the aggregate loan book compared with 6.8% at end-June 2009.

Robust capital adequacy

The Group’s Tier I capital adequacy ratio stands at 10.5% or 10.7% if the recent issue of a €450 million subordinated note is included in calculations, making NBG one of the best capitalized banks in Europe. The pro-forma Core Tier I ratio, which excludes hybrid capital, and Hellenic Republic preference shares, is calculated to be 9.6%, ranking the NBG Group among the best in terms of both the absolute magnitude and structural quality of its capital.

In July 2010, the Bank successfully passed the stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS) in cooperation with the ECB.

Even under the test’s adverse scenario with regard to loan book quality, which estimated cumulative impairment losses of €5.1 billion for the Group over the two years 2010-2011 (i.e. 700 bps cost of provisions as against 182 in the current half year), the Bank’s profit before tax and provisions was sufficient to absorb the shock.

According to the results of the stress test, under the worst case scenario the estimated Tier 1 capital adequacy ratio would be in the order of 9.6% in 2011 compared with 11.3% at the end of 2009. After taking into consideration additional impairments totalling €2 billion arising from sovereign risk, the ratio stands at 7.4% at the end of 2011, which is above the minimum 6% required by the ECB exclusively for the purposes of this exercise. Indeed, under a more realistic group of assumptions regarding Turkey, domestic corporate loans and taking into account the Tier II €450 million note issue, the said ratio could be revised by 200 bps to around 9.4%.

The Bank’s performance in the CEBS EU-wide stress testing exercise reflects its robust capital adequacy, which cushions it against even the most adverse scenarios, both with regard to possible further deterioration in loan impairments and the fiscal situation in Greece. Nevertheless, the preservation of sufficient liquidity reserves and the bolstering of our capital base remain top priorities. The recent successful issuance of a €450 million 10 year subordinated note — the first since the crisis began — represents a step in this direction.

Annex

€ millions	Jun 2010	Jun 2009	r

P&L items
Attributable profit	146	708	-79%
Greece	-159	426	—
Turkey	251	219	+15%
SE Europe & Cyprus	54	64	-16%

Balance sheet items
Total assets	122 050	110 481	+10%
Loans	75 132	68 474	+10%
Deposits	68 702	70 624	-3%
Shareholders’ equity	7 835	7 226	+8%

Ratios
Tier I	* 10.7%	12.2%	-150	bps
Loans : deposits	103%	94%	+9	pps
Net interest margin (bps)	398	408	-10	bps
Cost : income	56%	44%	+12	pps

* After the issue of subordinated debt totalling €450 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 27th August, 2010
Chief Executive Officer